09042615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5 A
Part III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 6/30/09 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
OCT 2 1 2009
Washington, DC
122

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive (Address) Costa Mesa, (City) California (State) 92626 (Zip Code)

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2009, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

PRISCILLA KASTNER
Commission # 1788759
Notary Public - California
Orange County
My Comm. Expires Jan 13, 2012

Priscilla Kastner
Notary Public

Signature

CFO
Title

This report contains (check all applicable boxes):

( )		Independent Auditors' Report.
( )	(a)	Facing Page.
( )	(b)	Consolidated Statement of Financial Condition.
( )	(c)	Consolidated Statement of Income.
( )	(d)	Consolidated Statement of Cash Flows.
( )	(e)	Consolidated Statement of Changes in Members Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
( )		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 10 to the accompanying financial statements.)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 10 to the accompanying financial statements.)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Roth Capital Partners, LLC
24 Corporate Plaza Drive
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the quarter ended June 30, 2009, which were agreed to by Roth Capital Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the quarter ended June 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the quarter ended June 30, 2009 noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

October 8, 2009

SIPC-7T

(27-REV 3/09)

SECU[illegible]TIES INVESTOR PROTECTION CORPORATION
805 [illegible]th St. N.W. Suite 800, Washington, D.C. [illegible]005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032129 FINRA JUN
ROTH CAPITAL PARTNERS LLC
ATTN: COMPLIANCE DIRECTOR
24 CORPORATE PLAZA DR STE 200
NEWPORT BEACH CA 92660-7968

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General assessment [item 2e from page 2 (not less than $150 minimum)]	$ 37,925
B.	Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) 3/12/2009 Date Paid	(150)
C.	Assessment balance due	37,775
D.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
E.	Total assessment balance and interest due (or overpayment carried forward)	$ 37,775
F.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 37,775	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

BTG Investments LLC

Roth Capital Partners Hong Kong, LTD

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Roth Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of August, 2009.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 18,102,152

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -

(2) Net loss from principal transactions in securities in trading accounts. -

(3) Net loss from principal transactions in commodities in trading accounts. -

(4) Interest and dividend expense deducted in determining item 2a. -

(5) Net loss from management of or participation in the underwriting or distribution of securities. -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -

(7) Net loss from securities in investment accounts. -

Total additions -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. -

(2) Revenues from commodity transactions. -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 287,436

(4) Reimbursements for postage in connection with proxy solicitation. -

(5) Net gain from securities in investment accounts. 2,644,766

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): -

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income: $ -

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

Enter the greater of line (i) or (ii) -

Total deductions 2,932,202

2d. SIPC Net Operating Revenues $ 15,169,950

2e. General Assessment @ .0025 $ 37,925

(to page 1 but not less than $150 minimum)